PROSPECTUS SUPPLEMENT                           REGISTRATION NO.  333-43766
(To Prospectus dated February 17, 2006)         Filed Pursuant to Rule 424(b)(3)

                   [HOLDRS(SM) SOFTWARE LOGO][GRAPHIC OMITTED]


                        1,000,000,000 Depositary Receipts
                           Software HOLDRS (SM) Trust

         This prospectus supplement supplements information contained in the prospectus dated February 17, 2006 relating to the sale of up to 1,000,000,000 depositary receipts by the Software HOLDRS (SM) Trust.

         The share amounts specified in the table in the "Highlights of Software HOLDRS" section of the base prospectus shall be replaced with the following:

                                                                           Share         Primary
                   Name of Company (1)                       Ticker        Amounts    Trading Market
           ----------------------------------------------  ----------  -----------  -----------------
           Adobe Systems Incorporated                         ADBE          13.38         NASDAQ
           BMC Software, Inc.                                 BMC             7            NYSE
           Check Point Software Technologies Ltd.             CHKP            6           NASDAQ
           CA, Inc.                                            CA            17            NYSE
           Intuit Inc.                                        INTU            6           NASDAQ
           Microsoft Corporation                              MSFT           30           NASDAQ
           Nuance Communications Inc.                         NUAN           .77          NASDAQ
           Openwave Systems Inc.                              OPWV         0.6667         NASDAQ
           Oracle Corporation                                 ORCL           24           NASDAQ
           SAP AG-preference shares *                         SAP            16            NYSE
           Sapient Corporation                                SAPE            3           NASDAQ
           Symantec Corporation                               SYMC         7.8694         NASDAQ
           TIBCO Software Inc.                                TIBX            5           NASDAQ
           ---------------------------------------------


(1) As a result of the merger of Micromuse Inc. (NASDAQ ticker "MUSE" ) and IBM, Micromuse Inc. will no longer be an underlying constituent of the Software HOLDRS Trust. For each share of Micromuse Inc. held, shareholders received $10.00 in cash. For the 2 shares of Micromuse Inc. per 100 shares round lot of Software HOLDRS, The Bank of New York received $20.00 and distributed the cash at a rate of $0.20 per depositary share of "SWH" on February 24, 2006.

* The preference shares of this non-U.S. company trade in the United States as American Depositary Receipts. Please see "Risk Factors" and "United States Federal Income Tax Consequences--Special considerations with respect to underlying securities of foreign issuers" for additional factors to consider with respect to an investment in a non-U.S. company.

         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

            The date of this prospectus supplement is March 31, 2006.